Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

					Seven Months Ended	Year Ended
	Year Ended December 31,				December 31,	May 31,
(In thousands)	2014	2013	2012	2011	2010	2010
Income (loss) before income taxes	$(68,117)	$(148,346)	$(17,460)	$117,479	$(2,959)	$103,536
Plus fixed charges:
Interest expense	16,020	14,703	11,121	13,546	7,796	1,481
Amortizaton of debt discount	11,236	5,784	0	0	0	0
Amortizaton of debt issuance costs	2,041	3,667	5,066	5,264	1,891	512
Write off of unamortized deferred debt issuance costs	0	3,901	0	1,940	0	0
Portion of rents representative of an appropriate interest factor	5,414	5,682	6,175	6,786	3,664	3,439
Total fixed charges (1)	$34,711	$33,737	$22,362	$27,536	$13,351	$5,432
Adjusted earnings (2)	$(33,406)	$(114,609)	$4,902	$145,015	$10,392	$108,968
Ratio (2 divided by 1)	(1.0)	(3.4)	0.2	5.3	0.8	20.1
Fixed charges deficiency	$68,117	$148,346	$17,460	$0	$2,959	$0